United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale informs on estimates update Rio de Janeiro, December 5th, 2023 – Vale S.A. (“Vale”) informs that it has updated its estimates and that these must be considered as such: Estimated production volumes: Year 2023 2024 2026 2030+ Iron ore (Mt) ~315 310-320 340-360 >360 Pellets & briquettes (Mt) ~37 38-42 50-55 ~100 Nickel (kt) ~165 160-175 210-230¹ >300¹,² Copper (kt) ~325 320-355 375-410 ~900 ¹Adjusted to reflect indirect exposure to nickel production from Indonesian Joint Ventures. In 2026, 190-210 kt excluding nickel production from Indonesian Joint Ventures. ²Including indirect expos ur e to total nickel sourced from PTVI mines for Bahodopi, Pomalaa and Sorowak o HPAL. All-in components (real terms): Year 2023 2024 2026 2030+ Iron ore Premiums¹ (US$/t) ~3 3-4 8-12 >18 Iron ore C1 cash cost – ex 3rd party purchase² (US$/t) ~22.5 21.5-23.0 <20 - Iron ore All-in costs² (US$/t) ~56 53-57 ~45 - Nickel All-in costs² (US$/t) ~16,200 14,500-16,000 11,500-13,500³ - Copper All-in costs² (US$/t) ~3,400 4,000-4,500 3,500-4,000 - ¹Including iron ore fines quality adjustments and weighted contribution from agglomerates business. Projections depend on market conditions. ²Excluding sustaining investments. ³Not considering the effects of PTVI's divestment. Fixed spending of Iron Ore Solutions (US$ billion): Year 2023 2024 Fixed spending¹ (US$ billion) 6.3 6.1 ¹ Values in real terms. Capital expenditure (US$ billion): Year 2023 2024+ Growth¹ (US$ billion) ~1.8 2.0-2.5 Maintenance of existing operations¹ (US$ billion) ~4.2 4.0-4.5 Total CAPEX¹ (US$ billion) ~6.0 ~6.5 Iron Ore Solutions CAPEX¹ (US$ billion) - 3.5-4.0 Energy Transition Metals’ CAPEX¹ (US$ billion) - 2.5-3.0 ¹ Values in real terms. Brumadinho & Mariana commitments (US$ billion)¹: Year 2023 2024 2025 2026 2027 Average 2028-2035 Decharacterization (US$ billion) 0.4 0.6 0.5 0.6 0.5 0.3 Brumadinho agreements² (US$ billion) 1.4 1.1 0.9 0.6 0.2 0.0 Incurred expenses (US$ billion) 0.5 0.4 0.4 0.3 0.3 0.0 Samarco & Renova³ (US$ billion) 0.6 0.9 1.2 0.4 0.3 0.1 Total4 (US$ billion) 2.9 3.0 3.0 1.9 1.3 0.4 ¹ Values in real terms, net of judicial deposits and without discounting to present value, considering an exchange rate of BRL/USD 5.0076. ² Includes full reparation agreement, individual, labor and emergency compensation and tailings removal work. ³ Includes the provision for the de-characterization of the Germano dam and estimates of Samarco's contribution. 4 Average between 2026-2030 of US$ 0.8 billion. EBITDA: Sensitivity of Vale's 2026 EBITDA ranging from US$ 15.2 billion to US$ 31.0 billion, depending on the following assumptions: (a) average annual iron ore price (62% Fe benchmark) ranging from US$ 90/t to US$ 130/t; (b)

average annual nickel price (LME) ranging from US$/t 16,000/t to US$ 24,000/t; (c) average annual copper price (LME) ranging from US$ 7,000/t to US$ 11,000/t. Free Cash Flow yield: Sensitivity of Vale's Free Cash Flow yield in 2026 ranging from 5.2% to 23.2%, depending on the following assumptions: (a) average annual iron ore price (62% Fe benchmark) ranging from US$ 90/t to US$ 130/t; (b) average annual nickel price (LME) ranging from US$/t 16,000/t to US$ 24,000/t; (c) average annual copper price (LME) ranging from US$ 7,000/t to US$ 11,000/t. Project pipeline returns (2024-2026): Assuming a weighted average IRR of 30+% for Iron Ore Solutions projects and 15+% for Energy Transition Metals, potential value creation of US$ 4 billion. Vale informs that it has discontinued all previous guidance. Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Resolution CVM number 80. Gustavo Duarte Pimenta Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Mariana Rocha: mariana.rocha@vale.com Pedro Terra: Pedro.terra@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 5, 2023		Director of Investor Relations